Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS THIRD QUARTER AND NINE MONTHS 2021 FINANCIAL AND

OPERATING RESULTS

Athens, Greece, December 21, 2021 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”), a ship-owning company providing petroleum product and crude oil seaborne transportation services, today announced its unaudited financial and operating results for the third quarter and nine months ended September 30, 2021. These financial results were prepared on a carve-out basis from the financial statements of StealthGas Inc., which was our parent company prior to the completion of our spin-off on December 3, 2021, and, accordingly, do not reflect any adjustments for the spin-off, including the incurrence of debt and issuance of common shares and Series A preferred shares in conjunction therewith.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Successful spin-off of StealthGas Inc’s. four tankers to our newly listed company Imperial Petroleum Inc.; this was concluded on December 3, 2021.

•	Our newly listed company currently owns four standard tankers (three product tankers (MR2s) and one aframax tanker) with an average age of 12.9 years.

•	Fleet operational utilization of 84.8% in Q3 21’ compared to 87% in the same period of the previous year due to a prolonged weak tanker market.

•	Currently all of our vessels are on period charters, the majority of which have charterers’ extension options. About 67% of fleet days are secured on period employment for the first quarter of 2022.

•

Revenues of $4.1 million in Q3 21’, marking a decrease of $1.7 million compared to Q3 20’ due to the sharp drop in revenues stemming from the weak spot market and one of our product tankers being idle for 39% of the quarter.

•	Net loss of $0.9 million for Q3 21’.

•	In Q4 21’ we incurred senior secured bank debt of $28 million.

•

Declaration of an initial dividend on our 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock ($0.1640625 per preferred share) payable on December 30, 2021 to holders of record on December 27, 2021.

Third Quarter 2021 Results:

•

Revenues for the three months ended September 30, 2021 amounted to $4.1 million, marking a decrease of $1.7 million, or 29.3%, compared to revenues of $5.8 million for the three months ended September 30, 2020, mainly due to a soft spot market and one of our product tankers being idle 36 days thus producing 67% (c. $1.7 million) less revenue compared to the same period of last year.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2021 were $0.7 million and $1.9 million, respectively, compared to $1.3 million and $2.0 million, respectively, for the three months ended September 30, 2020. The $0.6 million decrease in voyage expenses, is attributed to the 68% (126 days) decline in spot days. The 5.0% decrease in vessels’ operating expenses compared to the same period of 2020, is a result of a reduction in maintenance costs by $0.2 million counterbalanced by an increase of $0.1 million in crew expenses related to COVID- 19. It is noted that during the three months ended September 30, 2020, our aframax tanker underwent drydocking thus producing increased maintenance costs - particularly spares.

•

Drydocking costs for the three months ended September 30, 2021 and 2020 were nil and $0.9 million, respectively. Drydocking expenses during the third quarter of 2020 mainly related to the completion of the drydocking of our aframax tanker.

•	As a result of the above, for the three months ended September 30, 2021 and 2020, the Company reported a net loss of $0.9 million and $0.7 million, respectively.

•	EBITDA for the three months ended September 30, 2021 amounted to $1.2 million.

•	An average of 4.0 vessels were owned by the Company during the three months ended September 30, 2021 and 2020.

Nine Months 2021 Results:

•

Revenues for the nine months ended September 30, 2021 amounted to $13.4 million, a decrease of $1.3 million, or 8.8%, compared to revenues of $14.7 million for the nine months ended September 30, 2020, mainly due to a decline in spot revenues and a rise in commercial idle days.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2021 were $2.7 million and $5.6 million respectively, compared to $2.0 million and $5.4 million for the nine months ended September 30, 2020. The $0.7 million increase in voyage expenses was mainly due to the significant increase in our daily bunker costs. The $0.2 million increase in vessels’ operating expenses was mainly due the reduction of bareboat days by 22.9% or 81 calendar days for which we incurred operating costs during the 2021 period.

•

Drydocking costs for the nine months ended September 30, 2021 and 2020 were nil and $0.9 million respectively. The costs for the nine months ended September 30, 2021 mainly related to the completion of the drydocking of our aframax tanker.

•	As a result of the above, the Company reported a net loss for the nine months ended September 30, 2021 and 2020 of $2.2 million and $0.6 million respectively.

•	EBITDA for the nine months ended September 30, 2021 amounted to $4.4 million.

•	An average of 4.0 vessels were owned by the Company during the nine months ended September 30, 2021 and 2020.

•	As of September 30, 2021, cash and cash equivalents amounted to $1.4 million.

•	As of the date hereof, we have 4,775,272 Common Shares and 795,878 Series A Preferred Shares outstanding.

CEO Harry Vafias Commented

We are happy to have successfully concluded the spin-off of STEALTHGAS’s four tankers into a separate listed entity. This year has been tough for tanker owners as the market was hit by COVID-19 uncertainty resulting in reduced oil demand and reduced crude exports. Focusing on our third quarter performance based on the carve-out financials produced, this was quite poor; we ended the quarter with a net loss of $1 million due to the weak freight market which led to one of our product tankers being idle for 39% of the quarter, along with the fact that another vessel of the fleet had to be quarantined due to a COVID-19 incident and could not perform its period employment for 20 days.

It remains to be seen when COVID-19, which is the main factor that clouds all economic activity, will lessen its impact on energy demand. From a strategic standpoint, we have the patience to wait and at the same time run our Company conservatively having as cornerstones solid earnings visibility and a healthy capital structure.

Conference Call details:

On December 21, 2021 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 280 1157 (US Toll Free Dial In) or 08006941461 (UK Toll Free Dial In).

Access Code: 9869442

In case of any problems with the above numbers, please dial +1 6467871226 (US Toll Dial In), +44 (0) 203 0095709 (Standard International Dial In).

Access Code: 9869442

A telephonic replay of the conference call will be available until December 28, 2021 by dialing +1 (917) 677-7532 (US Local Dial In), +44 (0) 8445718951 (UK Local Dial In).

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.imperialpetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum product and crude oil seaborne transportation services. The Company owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001

E-mail: fs@Imperialpetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2020 and September 30, 2021.

FLEET DATA	Q3 2020	Q3 2021	9M 2020	9M 2021
Average number of vessels (1)	4.0	4.0	4.0	4.0
Period end number of owned vessels in fleet	4	4	4	4
Total calendar days for fleet (2)	368	368	1,096	1,092
Total voyage days for fleet (3)	325	348	1,049	1,060
Fleet utilization (4)	88.3%	94.6%	95.7%	97.1%
Total charter days for fleet (5)	141	290	779	821
Total spot market days for fleet (6)	184	58	270	239
Fleet operational utilization (7)	87.0%	84.8%	95.3%	89.7%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net income before other finance costs, interest income and depreciation. EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping or other industries.

EBITDA is included herein because it is a basis, upon which we and our investors assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2020	2021	2020	2021
Net income	(681,671)	(928,306)	(553,707)	(2,157,030)
Plus other finance costs	1,493	3,732	10,125	7,108
Less interest income	—	(3)	(105)	(7)
Plus depreciation	2,168,666	2,168,666	6,475,254	6,505,997
EBITDA	1,488,488	1,244,089	5,931,567	4,356,068

Imperial Petroleum Inc. Unaudited Condensed Combined Carve-out Statements of Operations (Expressed in United States Dollars)
	Quarters Ended September 30,		For The Nine Months Ended September 30,
	2020	2021	2020	2021
Revenues
Revenues	5,769,915	4,129,178	14,729,880	13,356,055

Total revenues	5,769,915	4,129,178	14,729,880	13,356,055

Expenses
Voyage expenses	1,184,792	681,730	1,832,189	2,496,846
Voyage expenses - related party	72,124	49,887	183,649	166,552
Vessels’ operating expenses	1,945,645	1,874,880	5,323,206	5,570,003
Vessels’ operating expenses - related party	15,000	24,000	33,500	66,000
Dry-docking costs	860,134	—	880,909	—
Management fees - related party	132,940	132,940	370,415	394,485
General and administrative expenses	54,596	115,639	157,775	291,801
Depreciation	2,168,666	2,168,666	6,475,254	6,505,997

Total expenses	6,433,897	5,047,742	15,256,897	15,491,684

Loss from operations	(663,982)	(918,564)	(527,017)	(2,135,629)

Other (expenses)/income
Other finance costs	(1,493)	(3,732)	(10,125)	(7,108)
Interest income	—	3	105	7
Foreign exchange loss	(16,196)	(6,013)	(16,670)	(14,300)

Other expenses, net	(17,689)	(9,742)	(26,690)	(21,401)

Net loss	(681,671)	(928,306)	(553,707)	(2,157,030)

Imperial Petroleum Inc. Unaudited Condensed Combined Carve-out Balance Sheets (Expressed in United States Dollars)
	December 31, 2020	September 30, 2021
Assets
Current assets
Cash and cash equivalents	6,451,524	1,436,436
Restricted cash	1,165,031	—
Trade and other receivables	665,875	860,472
Other current assets	173,930	—
Inventories	835,997	1,250,518
Advances and prepayments	139,601	110,903

Total current assets	9,431,958	3,658,329

Non current assets
Vessels, net	128,689,447	122,131,650

Total non current assets	128,689,447	122,131,650

Total assets	138,121,405	125,789,979

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	1,473,000	—
Trade accounts payable	1,192,965	2,264,996
Accrued liabilities	390,923	217,102
Customer deposits	868,000	368,000
Deferred income	134,594	143,813

Total current liabilities	4,059,482	2,993,911

Total liabilities	4,059,482	2,993,911

Commitments and contingencies
Net parent investment	134,061,923	122,796,068

Total liabilities and net parent investment	138,121,405	125,789,979

Imperial Petroleum Inc. Unaudited Condensed Combined Carve-out Statements of Cash Flows (Expressed in United States Dollars)
	For The Nine Months Ended September 30,
	2020	2021
Cash flows from operating activities
Net loss for the period	(553,707)	(2,157,030)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,475,254	6,505,997
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(603,234)	(194,597)
Other current assets	(211,155)	173,930
Inventories	(892,291)	(414,521)
Advances and prepayments	(56,685)	28,698
Increase/(decrease) in
Balances with related parties	1,473,000	(1,473,000)
Trade accounts payable	1,715,310	1,123,831
Accrued liabilities	111,089	(31,221)
Deferred income	(223,798)	9,219

Net cash provided by operating activities	7,233,783	3,571,306

Cash flows from investing activities
Vessel improvements	(728,000)	(142,600)

Net cash used in investing activities	(728,000)	(142,600)

Cash flows from financing activities
Net transfers to parent	(7,213,974)	(9,108,825)
Customer deposits paid	(100,000)	(500,000)

Net cash used in financing activities	(7,313,974)	(9,608,825)

Net decrease in cash, cash equivalents and restricted cash	(808,191)	(6,180,119)
Cash, cash equivalents and restricted cash at beginning of year	8,802,847	7,616,555

Cash, cash equivalents and restricted cash at end of period	7,994,656	1,436,436

Cash breakdown
Cash and cash equivalents	6,829,625	1,436,436
Restricted cash, current	1,165,031	—
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	7,994,656	1,436,436